EXHIBIT 99.1

Yamana Gold Completes Sale of Chapada, Begins Process of Repayment and Early Retirement of Debt, and Continues With Rationalization Efforts to Reduce Overhead and Improve Effectiveness

TORONTO, July 05, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) today announced it has completed the sale of its wholly-owned Chapada mine to Lundin Mining Corporation (TSX:LUN) (“Lundin”) for total consideration of over $1.0 billion.

Yamana has received the initial upfront cash consideration of $800 million on closing. In addition to the initial cash payment, consideration also includes a $100 million cash payment contingent on the development of a pyrite roaster at Chapada by Lundin, a two per cent net smelter return (“NSR”) royalty on the Suruca gold project in the Chapada complex, and a right to receive up to $125 million in additional cash consideration (“the Gold Price Instrument”) based on the price of gold over the five-year period from the date of closing as follows:

  $10 million per year for each year over the next five years where the gold price averages over $1,350 per ounce, up to a maximum cash payment of $50 million.

  An additional $10 million per year for each year over the next five years where the gold price averages over $1,400 per ounce, up to a maximum cash payment of $50 million.

  An additional $5 million per year for each year over the next five years where the gold price averages over $1,450 per ounce, up to a maximum cash payment of $25 million.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

While the Company recognized significant cash consideration from the sale, representing fair value, there is also considerable optionality from the non-cash components, a very substantial portion of which relates to gold and gold price, the result of which is that the Company preserves leverage to gold that it would otherwise have produced at Chapada without incurring operational risk.

The Gold Price Instrument is structured as a separate right that increases in value when the price of gold rises. The Gold Price Instrument entitles the Company to be paid according to its terms, summarized above. While Yamana will hold the Gold Price Instrument so that it is paid under its terms to the maximum amount, the Company has not overlooked the considerable value that the Gold Price Instrument carries and could be monetized at any time. In fact, the rise in gold prices since the sale of Chapada was announced has already considerably increased the value of the instrument. The Company approximates that the increase in value is comparable to additional cash flows that would be generated from gold production at Chapada over the next several years were gold prices to remain at these increased levels. This increased value is generated up front and preserves optionality to gold and gold price increases as if the Company were producing gold without operational risk.

The two per cent NSR on gold production from the Suruca gold project is a conventional NSR on all gold production from the Suruca oxide deposit and the considerably larger sulphide deposit below the oxides. The oxide deposit has already undergone a feasibility study which supports additional production of 45,000-50,000 ounces of gold per year for a modest capital cost. The sulphide deposit already carries more than one million ounces and is open along strike. Suruca would be developed as a near surface open pit with heap leach processing for the oxides and carbon in leach (“CIL”) for the sulphides. The Company recognizes considerable value in the NSR and the optionality in gold without operational risk, not unlike the model adopted by royalty and streaming companies.

Concurrently with the closing, the Company is using $385 million to repay outstanding indebtedness under the revolving credit facility, the balance outstanding on June 30th and on close of the transaction. The remaining $415 million in upfront cash consideration is being used by the Company to offer to prepay its senior notes issued in March 2012 and June 2013 on a pro rata basis (“Prepay Offers”).  These Prepay Offers have been distributed simultaneously with the closing of the Chapada sale. The Prepay Offers indicated that in the event cash consideration remains available, the balance will be used to prepay indebtedness under the Company’s senior notes issued in June 2014 and December 2017.

“When we announced the sale of Chapada, we said that we would use the proceeds to immediately pay down debt,” said Jason LeBlanc, Chief Financial Officer of Yamana. “With the sale now closed, we are doing exactly what we said we were going to do.”

LeBlanc added that, “With our improved financial flexibility and a more favourable gold price environment, we are well positioned to benefit from the contingent payments that are part of the Chapada sale, advance organic growth opportunities like the Jacobina phased expansion, increase cash flow, and further reduce debt.”

The reduction in net debt immediately lowers Yamana’s Net Debt/EBITDA leverage ratio, a measure of financial strength, to 1.5x. The Company continues to target Net Debt/EBITDA of 1.0x by the end of 2021.

Beyond the leverage improvements, the Company will significantly reduce the annual carrying cost of interest on debt by approximately $40 million, freeing up cash for other uses or to further improve its net debt position. As part of the debt Prepay Offers, the Company expects to pay a premium to reference or trading levels of its notes. The annual reduction of interest savings and, further, the present value of interest savings will be a multiple of the total premium offered in the prepayment transaction. Importantly, the resultant cash flow margin increases from interest savings improves the Company’s resiliency and flexibility.

The overall financial flexibility afforded by the Chapada sale sets the stage for a number of positive catalysts, including the previously announced phased expansion of Jacobina, which is advanced and ahead of schedule, the evaluation of the Odyssey and East Malartic deposits, and the advancement of the Agua Rica project.

CONTINUING EFFORTS RELATING TO EFFECTIVENESS WITH CHANGE IN SIZE OF BOARD

The Company will pursue these and other value-enhancing initiatives as a leaner, nimbler organization as per recently announced reductions in corporate functions leading to reductions in corporate overhead costs. The streamlined organizational structure will facilitate improved communication and information sharing between sites and head office and reflects the smaller asset portfolio resulting from the sale of Chapada.

Consistent with these changes, and to better reflect a new size and scale, the Company also announced today a reduction in the size of its Board of Directors the result of which is that the Board will now be reduced to nine with eight independent directors. This is part of a broader strategy intended to ensure the Company has the proper skills and diversity as well as effectiveness in management and director oversight.

In order to facilitate this strategy, two of the directors of the Company, Messrs Nigel Lees and Robert Gallagher, have agreed to step down from the Board. While Mr. Lees has been a long-serving member of the Board, he had reached retirement age and chose to make way for a new generation of directors. As for Mr. Gallagher, he has been instrumental in the recent efforts of the Company to pursue operational excellence, which have now been fulfilled.

Both Messrs Lees and Gallagher felt the oversight of the Company was now well in hand and volunteered to step down from the Board to facilitate the strategy that smaller and more streamlined is better. For a transition period of time, Mr. Gallagher has indicated that he will continue to be available to the Company for any advice or support it may need. The Company would like to extend its deep gratitude and appreciation to Messrs Lees and Gallagher for their significant contribution to Yamana.

Yamana continues to maintain significant diversity on its Board with independent directors in many disciplines from exploration to project development to mining, finance, sustainability, and corporate governance. In addition, as a result of these immediate changes, the Company now maintains an unparalleled gender diversity mix with 50 per cent female directors among its independent directors.

About Yamana

Yamana is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance and the anticipated use of the cash consideration from the sale of the Chapada mine. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the expected use of proceeds discussed herein, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Sale Transaction and may not be appropriate for other purposes.